Exhibit 99.1

ANNOUNCEMENT

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB), pursuant to CVM Instruction 358, of January 3, 2002, hereby announces that its subsidiaries Gerdau Açominas S.A. and Empresa Siderúrgica del Peru S.A.A. (Siderperu) have decided to anticipate their scheduled maintenance works.

At Gerdau Açominas, Blast Furnace no. 1 will be subjected to maintenance procedures between December 15 next and March 15, 2009. During this period, pig iron production will be reduced by around 720,000 tonnes, equivalent to 16% of annual capacity.

Siderperu shut down yesterday, November 24, and will gradually resume operations in January 2009, although certain areas, such as the blast furnace, whose maintenance requires more time, will remain out of action until March 2009.

During these periods, clients will be supplied from existing inventories and the maintenance works will be executed by the employees of the respective areas on a rotating basis, enabling those involved to take their vacations.

Rio de Janeiro, November 25, 2008

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Director